UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Anchiano Therapeutics Ltd.

(Name of Issuer)

American Depositary Shares, each representing five ordinary shares, no par value

(Title of Class of Securities)

03280X102

(CUSIP Number)

Bradley R. Goldman

Palisade Medical Equity I, LP

One Bridge Plaza North

Suite 695

Fort Lee, NJ 07024

(201) 585-7733

Copies to:

Anna T. Pinedo

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 506-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.	03280X102**

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Palisade Medical Equity I, LP___________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)_______________________________________________________________________________
(b)_______________________________________________________________________________

3.	SEC Use Only______________________________________________________________________

4.	Source of Funds (See Instructions) OO___________________________________________________

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)_________________

6.	Citizenship or Place of Organization Delaware______________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power_________________________________________________________

	8.	Shared Voting Power_______________________________________________________

	9.	Sole Dispositive Power______________________________________________________

	10.	Shared Dispositive Power____________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person_______________________________

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)______________

13.	Percent of Class Represented by Amount in Row (11)________________________________________

14.	Type of Reporting Person (See Instructions)
PN_______________________________________________________________________________

** CUSIP number 03280X102 has been assigned to the American Depositary Shares ("ADSs"), which are quoted on The Nasdaq Stock Market under the symbol "ANCN." Each ADS represents five ordinary shares of the Issuer, no par value (the "Ordinary Shares").

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to ADSs, each representing five Ordinary Shares of Anchiano Therapeutics Ltd. (the “Issuer”), having a principal executive office at 1/3 High-Tech Village, Givat Ram, P.O. Box 39264, Jerusalem, 9139102 Israel.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by and on behalf of Palisade Medical Equity I, LP (“Palisade”).

(b)	The principal business address of Palisade is: One Bridge Plaza North, Suite 695, Fort Lee, New Jersey 07024.

(c)	The principal business of Palisade is as an investment limited partnership.

(d)	During the last five years, Palisade has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Palisade has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of Palisade is Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Palisade acquired 18,482,000 Ordinary Shares in a series of private transactions on October 20, 2017. In June 2018, the Issuer completed a 10:1 reverse share split, resulting in Palisade holding 1,848,200 Ordinary Shares of the Issuer. On March 14, 2019, the Issuer announced that it would voluntarily delist its Ordinary Shares from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”). In anticipation of the delisting, Palisade converted its 1,848,200 Ordinary Shares to ADSs on April 24, 2019 resulting in Palisade holding 369,640 ADSs.

Item 4.	Purpose of Transaction

All securities of the Issuer reported acquired by Palisade in this Schedule 13D were acquired for the sole purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

Palisade from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s ADSs in particular, as well as other developments and other investment opportunities. Based upon such review, Palisade will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If Palisade believes that further investment in the Issuer is attractive, whether because of the market price of the ADSs or otherwise, it may acquire ADSs or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Palisade may determine to dispose of some or all of the ADSs, as applicable, currently owned by it or otherwise acquired by it either in the open market or in privately negotiated transactions.

Except as described above, Palisade does not have any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 37,099,352 Ordinary Shares outstanding as of March 25, 2019, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 25, 2019. The following table sets forth Palisade's beneficial ownership of the Issuer's ADSs:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
Palisade Medical Equity I, LP(1)	1,882,700	5.07%

(1)	Consists of 369,640 ADSs representing 1,848,200 Ordinary Shares held by Palisade and 6,900 ADSs representing 34,500 Ordinary Shares held by Dennison Veru, the managing member, co-chairman and chief investment officer of Palisade Capital Management, L.L.C. (“PCM”), Palisade’s investment manager, and a member and president of Palisade Medical Equity Holdings I, LLC, Palisade’s general partner. In addition, Mr. Veru is a member of the Issuer's board of directors. Palisade is beneficially owned by Alison Berman, the president and chief executive officer of PCM. As such, Ms. Berman may be deemed to beneficially own the ADSs representing Ordinary Shares beneficially owned by Palisade. The business address of Ms. Berman and Mr. Veru is c/o Palisade Medical Equity, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.

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The filing of this Schedule 13D shall not be construed as an admission by Palisade that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by it. Except as indicated in Item 4 or this Item 5, Palisade does not own beneficially, or have any right to acquire, directly or indirectly, any ADSs.

(b)	The information set forth in Items 7 through 10 of the cover page hereto is incorporated herein by reference.

(c)	Except as described in Item 3 above or elsewhere in this Schedule 13D, Palisade has not effected any transactions in the ADSs during the past 60 days.

(d)	Except as otherwise described herein and as described in the Issuer's Amendment No. 1 on Schedule 13D ("Amendment No. 1," File No. 005-86953) filed with the Securities and Exchange Commission on February 25, 2019 and incorporated herein by reference, no person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the ADSs, as applicable, reported as beneficially owned Palisade on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Schedule 13D and as set forth in Amendment No. 1 incorporated herein by reference, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Palisade and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2019

PALISADE MEDICAL EQUITY I, LP By: PALISADE MEDICAL EQUITY HOLDINGS I, LLC

By:	/s/ Dennison T. Veru
	Name:	Dennison T. Veru
	Title:	President